December 10, 2007

VIA ELECTRONIC TRANSMISSION

AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 6010

Attention:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re: Intellon Corporation

Registration Statement on Form S-1, as amended

File No. 333-144520

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), on behalf of Deutsche Bank Securities Inc., Jefferies & Company, Piper Jaffray & Co. and Oppenheimer & Co. Inc., we hereby join Intellon Corporation (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated to 3 p.m. Eastern Standard Time, on December 12, 2007, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.

Pursuant to Rule 460 under the Act, please be advised that from November 27, 2007 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated November 27, 2007:

4,195 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Tor Braham
Name:	Tor Braham
Title:	Managing Director